FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2002

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

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•

 EXHIBITS

Exhibit 1	Material change report dated November 28, 2002.

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FORM 27
Securities Act

MATERIAL CHANGE REPORT

Section 67(1) of the Securities Act (British Columbia)
Section 146(1) of the Securities Act (Alberta)
Section 84(1) of the Securities Act (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 73 of the Securities Act (Quebec)
Section 76(2) of the Securities Act (Newfoundland)

Item 1

Reporting Issuer:

TransAlta Corporation ("TransAlta")
110 - 12th Avenue S.W.

Calgary, Alberta  T2P 2M1

Item 2

Date of Material Change:

November 22, 2002.

Item 3

News Release:

A news release was issued on November 22, 2002.

Item 4

Summary of Material Change:

On November 22, 2002, TransAlta announced that it has decided to implement a phased decommissioning of its 586-megawatt (MW) coal-fired Wabamun facility located west of Edmonton, Alberta; it has decided to advance plant maintenance schedules for its Alberta thermal power plants; and it cancelled an order for four natural-gas turbines.

Item 5

Full Description of Material Change:

On November 22, 2002, TransAlta announced that it has decided to implement a phased decommissioning of its 586-MW coal-fired Wabamun facility located west of Edmonton, Alberta. The power purchase arrangement (PPA) for the Wabamun facility expires at the end of 2003.  The 150-MW unit three will be removed from service effective November 29, 2002; units one and two (66-MW each) will be removed from service in 2004; and the 304-MW unit four will be removed from service in 2010 when its license expires. As a result of this decision, TransAlta expects to recognize an accounting charge of approximately $110 million pre-tax in the fourth quarter of 2002.

TransAlta also announced that it has decided to advance its Alberta thermal power plant maintenance schedule to improve reliability and increase availability of the plants. The short-term result of this decision will be increased costs and reduced availability of the plant in the fourth quarter, which is expected to have a pre-tax impact of $18 million in 2002.

TransAlta further announced that it has cancelled orders for natural-gas turbines.  As a result, TransAlta expects to record a pre-tax charge of approximately $42 million in the fourth quarter for deposits paid.

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The aggregate impact of these three initiatives on fourth quarter results will be after-tax charges of approximately $110 million, or $0.65 per common share.  Fourth quarter results are therefore expected to be a loss of $50 to $60 million ($0.30 to $0.35 per common share), bringing expected 2002 reported earnings, including the gain on sale of the transmission assets, to between $1.05 and $1.10 per share.

Item 6

Reliance on Section 146(2) of the Securities Act

N/A

Item 7

Omitted Information

N/A

Item 8

Senior Officer Knowledgeable about the Material Change and this Report:

Ian A. Bourne
Executive Vice President & Chief Financial Officer
(403) 267-7979

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta, this

 day of November, 2002.

TRANSALTA CORPORATION

By:
Ian A. Bourne
Executive Vice President & Chief Financial Officer

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By:/s/ Alison T. Love

(Signature)

Alison T. Love, Corporate Secretary

Date: November 28, 2002